Item 77E - DWS Investment Trust
On December 7, 2010, DWS Investment Trust (the
"Trust") was named as a defendant in the First
Amended Complaint filed by the Official Committee of Unsecured Creditors in the U.S. Bankruptcy Court for the District of Delaware in the lawsuit styled Official
Committee of Unsecured Creditors of Tribune
Company, et al., v. Fitzsimons et al. (the "Lawsuit").  The
Lawsuit arises out of a leveraged buyout transaction
("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash.
Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO. The Lawsuit has been consolidated in a multi-district litigation in the United States District
Court for the Southern District of New York, case no. 12-
MC-2296. At the outset of the Lawsuit, the Court issued a scheduling order which stayed all substantive proceedings in the Lawsuit until after the decision on motions to dismiss based on certain defenses common to the defendants filed in related cases. On September
23, 2013, the District Court entered an Order granting the defendants' motion to dismiss in those related cases due to the pendency of the Lawsuit seeking recoveries on similar grounds, and the plaintiffs in the related cases have appealed that order. Accordingly, the Lawsuit will continue to seek recovery of all amounts that the Trust received on a theory of intentional fraudulent conveyance. On November 21, 2013, the
District Court entered Master Case Order No. 4 ("MCO
4") setting forth the procedures to govern the Lawsuit and effectively lifting the above-referenced stay. Among other things, MCO 4 requires the parties to present proposals for a structure to govern the upcoming pre-answer motions to dismiss stage of the Lawsuit. The parties submitted those proposals on February 13, 2014. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.
DWS S&P 500 Index Fund, the only fund in the Trust that was the beneficial holder of shares of the Tribune
Company, has been reorganized into DWS Institutional
Funds and none of the Trust's current funds have exposure in the litigation.